

Mail Stop 3561

October 29 , 2009

<u>Via Fax & U.S. Mail</u>

Mr. Andrew S. Prince
Chief Financial Officer
Precision Aerospace Components, Inc.
2200 Arthur Kill Road
Staten Island, New York 10309-1202

> **Re: Precision Aerospace Components, Inc.
>   Form 10-KSB for the year ended December 31, 2007
>   Form 10-K for the year ended December 31, 2008
>   File No. 000-30185**

Dear Mr. Prince:

We have completed our review of the above-referenced Forms and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief